DRYDEN HIGH YIELD FUND, INC.

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07103

September 6, 2006

Securities and Exchange Commission,

100 F Street, N.E.

Washington, DC 20549

Re:	Dryden High Yield Fund
Registration Statement on Form N-14
File No. 333-136324

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the undersigned Registrant hereby requests withdrawal of its registration statement on Form N-14 (File No. 333-136324), as filed on August 4, 2006 (the “Registration Statement”). No securities have been issued or sold pursuant to the Registration Statement.

No fee has been paid by the Registrant in connection with this Registration Statement.

Pursuant to the requirements of Rule 477 under the Act, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Please direct any question you may have concerning this application to Claudia DiGiacomo (telephone: (973) 367-5032; Fax (973) 367-6349).

Dryden High Yield Fund, Inc.

By:	/s/ Claudia DiGiacomo
Name: Claudia DiGiacomo
Title: Assistant Secretary